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                             May 7, 2024

       Ke Chen
       Chief Executive Officer
       WF International Ltd.
       No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road Chengdu, Sichuan, China, 610041

                                                        Re: WF International
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed April 11,
2024
                                                            File No. 333-275382

       Dear Ke Chen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed April 11,
2024

       Prospectus Summary
       Our Corporate History and Structure, page 4

   1. Please revise to disclose the reasons for creating and incorporating WF International
                                                        Nevada LLC in December
2023 here and elsewhere as appropriate.
       Risk Factors, page 18

   2. Please revise the risk factor on page 32 regarding the failure to make adequate contributions to
various employee benefit plans to clarify what you mean when you state you pay the social
insurance premium and housing funds on a lower basis.
 Ke Chen
FirstName  LastNameKe
WF International Ltd. Chen
Comapany
May  7, 2024NameWF International Ltd.
May 7,
Page 2 2024 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 68

3. We refer you to note 8 of your audited financial statements which indicates that you repaid two of your four short-term bank loans during December 2023 and January
         2024. We further note there are two loans that have not been specifically identified as being repaid and that such loans matured in December 2023. Please address the following:
             Please tell us and revise your filing to clarify from what source you have repaid the
             $411,185 and $685,307 loans.
             Please tell us and revise your filing to clarify the status of the $479,714 and $342,654 loans. In that regard, please clarify if such loans have been repaid, extended, in default, refinanced, or received some other action as of the date of your filing.

       Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Richard I. Anslow